June 8, 2011
Wilson K. Lee
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ashford Hospitality Trust Form 10-K for the year ended 12/31/2010 Filed on 3/4/2011 File No. 001-31775
Dear Mr. Lee:
     Ashford Hospitality Trust, Inc. (the “Company” or “we”) has received the staff’s comment letter dated June 3, 2011 with respect to the report referenced above. We respectively submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth in italics and are followed by our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010
Item 2. Properties, page 31
1.	In future periodic filings please include in your hotel portfolio information details regarding the hotel property type(s), such as, full service, limited service or extended stay.
     We confirm that in future periodic filings we will include our hotel portfolio information that provides details regarding the hotel property types.
Liquidity and Capital Resources, page 40
2.	In future periodic filings, with respect to your ATM program and to the extent shares are sold in the reporting period, please disclose the amount of shares sold, average price and/or gross proceeds, net proceeds or offering expenses/commissions, the use of proceeds for sales, and amount remaining in the program in such reporting period.
     As of June 8, 2011, no shares have been sold under the ATM program. We confirm that in the future if any shares are sold pursuant to the ATM program, we will include the disclosures noted in your comment in our periodic filings.

Mr. Wilson K. Lee
June 8, 2011

Financial Statements and Notes
Consolidated Statements of Operations, page 60
3.	We note that you have included dividends declared per common share on the face of your Consolidated Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.
     The guidance provided by Accounting Standards Codification paragraph 260-10-45-5 does not require the disclosure of dividends per share on the face of the income statement. However, we believe that disclosing dividends per share on the face of the income statement is pertinent and informative to investors although the same disclosure has been included in Item 6 pursuant to Regulation S-K, Item 301. In future filings, we will delete the disclosure of dividends per share on the face of our Consolidated Statements of Operations.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully submit the foregoing for your consideration in response to your comment letter dated June 3, 2011. If you have any further questions concerning this filing, please contact me at (972) 778-9202.

Sincerely, /S/ DAVID J. KIMICHIK David J. Kimichik Chief Financial Officer Ashford Hospitality Trust, Inc. 14185 Dallas Parkway, Suite 1100 Dallas, Texas 75254